UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Interest in Securities of the Subject Company
SIGNATURE

     This Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation on Schedule 14D-9 originally filed by Packeteer, Inc., a Delaware corporation (“Packeteer,” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 1, 2008 (the “Schedule 14D-9”), as amended by Amendment No. 1 thereto filed on April 16, 2008, relating to an offer by Elliott QoS LLC., a Delaware limited liability company (“Elliot Sub”) and a wholly owned subsidiary of Elliot Associates, L.P., a Delaware limited partnership (“Elliott”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock” or the “Shares”) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
     The section of Item 3 of the Schedule 14D-9 entitled “Change in Control Agreements” is hereby amended and restated in full as follows:
Change in Control Agreements
Executive Officers
     The Company has change in control agreements (the “Change in Control Agreements”) with each of its executive officers other than David Winikoff, with the following benefits in the event that within twelve months following a “change of control,” as defined in the agreements, the employment of an executive officer is terminated by the Company or its successor without “cause,” as defined in the agreements, or by the executive officer for “good reason,” as defined in the agreements:
•	a lump sum cash severance payment equal to 18 months of base salary (or 24 months for our Chief Executive Officer, Dave Côté);

•	continuation of health insurance, life insurance and long-term disability benefits for 12 months following termination;

•	accelerated vesting in full of any outstanding stock option or other equity award that was granted with an exercise price equal to or greater than the fair market value of the underlying shares on the grant date;

•	accelerated vesting of 50% of the then unvested portion of any outstanding restricted stock, restricted stock unit, performance share (other than the performance share awards granted in 2007 and 2008) or other outstanding equity award that does not have an exercise price or that was granted with an exercise price less than fair market value of the underlying shares on the grant date;

•	continued indemnification by the Company or its successor to the fullest extent permitted by applicable law against liability arising out of his service as an officer, and advancement of fees and expenses incurred to the fullest extent permitted by law; and

•	continued coverage by the Company or its successor under a policy of directors’ and officers’ liability insurance for six years.
If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would be considered a change in control pursuant to such agreements.
     The Company has an agreement with David Winikoff with the following benefits in the event that within one year following a “change in control,” as defined in the Company’s 1999 Stock Incentive Plan (the “1999 Plan”), Mr. Winikoff’s employment is terminated without “cause,” as defined in the agreement, or Mr. Winikoff resigns for “good reason,” as defined in the agreement:

•	a lump sum payment equal to nine months of base salary; and

•	accelerated vesting of 50% of Mr. Winikoff’s then unvested stock options and restricted stock unit awards.
If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would be considered a change in control pursuant to Mr. Winikoff’s agreement.
     The Company granted performance share awards in 2008 and 2007 to its executive officers (other than Ray Smets and David Winikoff in 2007) which are not subject to the Change in Control Agreements. Pursuant to the agreements governing the awards, in the event of a “corporate transaction,” as defined in the 1999 Plan:
•	50% of the target number of shares subject to the 2008 performance awards will accelerate in vesting upon a corporate transaction that closes before February 28, 2009; and

•	If the 2007 performance award is not assumed, continued or replaced, 100% of the target number of shares subject to the 2007 performance awards will accelerate in vesting; and

•	if the 2007 performance award is assumed, continued or replaced, and there is an “involuntary termination of service,” as defined in the agreement governing the award, of the executive upon or within twelve (12) months following the corporate transaction, a percentage equal to the greater of (i) 50%, or (ii) the percentage of the performance period that has elapsed from its commencement to the date of termination will accelerate in vesting.
Although the successful completion of the Offer and the resulting acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would not be considered a “corporate transaction” pursuant to the performance awards, a merger following the Offer in which voting securities are transferred to Elliot or its affiliates (a “Follow-on Merger”) would constitute a corporate transaction.
Non-Employee Directors
     Pursuant to the 1999 Plan, all unvested options and restricted stock unit awards held by the Company’s non-employee directors will vest in full immediately prior to the closing of a “change of control” or a “corporate transaction” as defined in the 1999 Plan. In addition, upon the occurrence of a hostile take-over, defined in the 1999 Plan as a change of control which the Company’s Board of Directors does not recommend the Company’s stockholders accept, each non-employee director will be entitled, within 30 days of such hostile take-over, to surrender his outstanding options in exchange for a cash distribution from the Company in an amount equal to the excess of (i) the “take over price,” as defined in the 1999 Plan, of the shares of the Company’s Common Stock that are subject to such options over (ii) the aggregate exercise price payable for such shares. If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would be considered a change in control and, if the Directors do not recommend that stockholders accept the Offer, would also be considered a hostile take-over pursuant to the 1999 Plan.
All Employees and Directors
     Pursuant to the terms of the 1999 Plan, all unvested options and restricted stock unit awards that have been issued thereunder will automatically vest in full upon a “corporate transaction,” as defined therein, if, in the case of options, the options are not assumed or otherwise continued in effect by the successor corporation or replaced with an equivalent cash incentive program, or in the case of restricted stock unit awards, if the Company’s repurchase rights with respect to such awards are not assigned to the successor corporation or replaced with substantially equivalent rights for stock of the successor corporation. Although the successful completion of the Offer and the resulting acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would not be considered a corporation transaction under the 1999 Plan, a Follow-On Merger would constitute a corporate transaction.

     Amounts Payable in Connection with Offer
     For purposes of all of the following tables, (i) the value of acceleration is calculated (a) with respect to unvested options, as the difference between the Offer price per share of $5.50 (the “Offer Price”) and the exercise price per share of unvested options having an exercise price per share less than the Offer Price; and (b) with respect to unvested restricted stock unit awards and performance share awards, using the Offer Price; and (ii) the measurement date for purposes of determining unvested securities is March 15, 2008. In the event that the payment of benefits to an executive pursuant to the Change in Control Agreements and the agreements governing the performance share awards would subject the executive to excise tax under IRC 4999, the amount of actual payments and benefits would not exceed the amount that produces the greatest after-tax benefit to the executive.
     Non-Assumption of Equity Awards held by Executive Officers. The following table provides an estimate of the incremental benefits that each of Company’s executive officers would receive with respect to his outstanding equity awards pursuant to the agreements described above if the Offer is successfully completed, a Follow-On Merger occurs and such awards are not assumed, continued or replaced in connection therewith.

		Value of	Value of
	Value of	Acceleration of	Acceleration of
	Acceleration of	Vesting of	Vesting of
	Vesting of Options	Restricted Stock	Performance Share
Name	($)(1)	Unit Awards (1)	Awards (2)	Total Payments ($)
Dave Côté	140,000		343,750	483,750

Manual R. Freitas	35,000		132,000	167,000

Nelu Mihai	55,000		162,250	217,250

Greg Pappas	35,000		132,000	167,000

Ray Smets	—		24,750	24,750

David Winikoff	—	55,000	22,000	77,000

David C. Yntema	60,000		244,750	304,750
(1) Reflects 100% acceleration of unvested options and restricted stock unit awards.
(2) Reflects (a) 100% acceleration of unvested target shares subject to the performance share awards; and (b) 50% acceleration of unvested target shares subject to the performance share awards granted in 2008.
     Assumption of Equity Awards held by Executive Officers and Subsequent Trigger Event. The following table provides an estimate of the incremental benefits each of the Company’s executive officers would receive pursuant to the agreements described above if the Offer is successfully completed, Elliot acquires beneficial ownership of more than 50% of the Company’s outstanding voting stock, a Follow-On Merger occurs in which all outstanding awards are assumed, continued or replaced and the trigger event indicated below occurs.

			Health,
			Life
			Insurance		Value of	Value of
			and Long-	Value of	Acceleration	Acceleration
		Lump	Term	Acceleration	of Vesting of	of Vesting of
		Sum Cash	Disability	of Vesting of	Restricted	Performance	Total
	Trigger	Payment	Benefits	Options	Stock Unit	Share	Payments
Name	Event	($)(3)	($)(4)	($)(5)	Awards (6)	Awards (6)	($)
Dave Côté	(1)	830,000	14,527	140,000	—	206,250	1,190,777

Manual R. Freitas	(1)	363,750	10,136	35,000	—	77,000	485,886

Nelu Mihai	(1)	405,000	14,522	55,000	—	93,500	568,022

Greg Pappas	(1)	322,500	14,463	35,000	—	77,000	448,963

Ray Smets	(1)	420,000	14,522	—	—	24,750	459,272

David Winikoff	(2)	165,000	14,472	—	27,500	22,000	228,972

David C. Yntema	(1)	435,000	10,148	60,000	—	134,750	639,898
(1) Benefits become payable pursuant to (i) the Change in Control Agreements in the event that during the period from the completion of the Offer until the date twelve months thereafter, the employment of the executive officer is terminated by the Company or its successor without “cause,” as defined in the agreements, or by the executive officer for “good reason,” as defined in the agreements; (ii) the agreements governing the 2007 performance awards, in the event there is an “involuntary termination of service,” as defined in the agreements, of the executive upon or within twelve months following the Follow-On Merger; and (iii) the agreements governing the 2008 performance awards, upon the Follow-On Merger, as applicable.
(2) Benefits become payable pursuant to the Company’s agreement with David Winikoff in the event that within one year following a “change in control,” as defined in the 1999 Plan, Mr. Winikoff’s employment is terminated without “cause,” as defined in the agreement, or if Mr. Winikoff resigns for “good reason,” as defined in the agreement.
(3) Consists of a lump sum cash payment equal to (a) for executive officers other than Dave Côté and David Winikoff, eighteen months of base salary at the monthly base salary rate in effect for such officer on March 15, 2008; (b) for Dave Côté, twenty-four months of base salary at his monthly base salary rate in effect on March 15, 2008; and (c) for David Winikoff, nine months of base salary at his salary rate in effect on March 15, 2008.
(4) Benefits consist of twelve months of continued health insurance, life insurance and long-term disability benefits. The value of these benefits is based on the premium cost as in effect on March 15, 2008.
(5) Reflects 100% acceleration of unvested options.
(6) Reflects 50% acceleration of unvested restricted stock unit awards or target shares subject to performance share awards, as applicable.
     Equity Awards held by Non-Employee Directors. None of the Company’s directors will receive any incremental value in connection with the acceleration of his unvested options pursuant to the agreements described above, since none of such options has an exercise price in excess of the Offer Price. Assuming that the directors each receive a restricted stock unit award following the annual stockholders meeting pursuant to the Automatic Non-Employee Grant Program under the 1999 Plan, each of such directors will receive an incremental value in connection with the full acceleration of vesting of such awards equal to $45,650 (based upon the Offer price of $5.50) upon the successful completion of the Offer and the acquisition by Elliot of beneficial ownership of more than 50% of the Company’s outstanding voting stock.

Item 6.	Interest in Securities of the Subject Company
     Item 6 of the Schedule 14D-9, as originally filed, is hereby fully amended and fully restated as follows:
     During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge and after due inquiry of its executive officers and directors with respect to transactions by them, by any of its executive officers, directors, affiliates or subsidiaries.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PACKETEER, INC.
By:	/s/ Dave Côté
Dave Côté
President and Chief Executive Officer

Date: April 16, 2008